FORM 13-502F1
CLASS 1 AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Sanjil Shah , an officer of the reporting issuer noted below have examined this Form 13-502F1 (the “Form”) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) "Sanjil Shah"
Name Sanjil Shah	Date: July 21, 2016
Title: CFO

Reporting Issuer Name:	Alignvest Acquisition Corporation

End date of previous financial year:	April 30, 2016

Type of Reporting Issuer:	[X] Class 1 reporting issuer	[ ] Class 3B reporting issuer

Highest Trading Marketplace:	TSX
(refer to definition of “highest trading marketplace” under OSC Rule 13-502 Fees)

Market value of listed or quoted equity securities:
(in Canadian Dollars – refer to section 7.1 of OSC Rule 13-502 Fees)

Equity Symbol	AQX.A (formerly AQX.UN)

1st Specified Trading Period (dd/mm/yy)	01/05/15	to	31/07/15
(refer to definition of “specified trading period” under OSC Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 9.8	(i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		25,875,000	(ii)

Market value of class or series	(i) x (ii)	$ 253,575,000	(A)

2nd Specified Trading Period (dd/mm/yy)	01/08/2015	to	31/10/2015
(refer to definition of “specified trading period” under OSC Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$ 9.92	(iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	25,875,000	(iv)

Market value of class or series	(iii) x (iv)	$ 256,680,000	(B)

3rd Specified Trading Period (dd/mm/yy)	01/11/2015	to	31/01/2016
(refer to definition of “specified trading period” under OSC Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 9.75	(v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		25,875,000	(vi)

Market value of class or series	(v) x (vi)	$ 252,281,250	(C)

4th Specified Trading Period (dd/mm/yy)	01/02/2016	to	30/04/2016
(refer to definition of “specified trading period” under OSC Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 9.67	(vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		25,875,000	(viii)

Market value of class or series	(vii) x (viii)	$ 250,211,250	(D)

5th Specified Trading Period (dd/mm/yy)	to
(if applicable -- refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$	(ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			(x)

Market value of class or series	(ix) x (x)	$	(E)

Average Market Value of Class or Series
(Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))		253,186,875	(1)

Market value of listed or quoted equity securities:
(in Canadian Dollars – refer to section 7.1 of OSC Rule 13-502 Fees)

Equity Symbol	AQX.WT

1st Specified Trading Period (dd/mm/yy)	01/05/2015	to	31/07/2015
(refer to definition of “specified trading period” under OSC Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.10	(i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		13,402,688	(ii)

Market value of class or series	(i) x (ii)	$ 1,340,269	(A)

2nd Specified Trading Period (dd/mm/yy)	01/08/2015	to	31/10/2015
(refer to definition of “specified trading period” under OSC Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$0.34	(iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		13,402,688	(iv)

Market value of class or series	(iii) x (iv)	$ 4,556,914	(B)

3rd Specified Trading Period (dd/mm/yy)	01/11/2015	to	31/01/2016
(refer to definition of “specified trading period” under OSC Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.27	(v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		13,402,688	(vi)

Market value of class or series	(v) x (vi)	$ 3,618,726	(C)

4th Specified Trading Period (dd/mm/yy)	01/02/2016	to	30/04/2016
(refer to definition of “specified trading period” under OSC Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$ 0.29	(vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	13,402,688	(viii)

Market value of class or series (vii) x (viii) $ 3,886,779 (D)

5th Specified Trading Period (dd/mm/yy)	to
(if applicable -- refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$	(ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			(x)

Market value of class or series	(ix) x (x)	$	(E)

Average Market Value of Class or Series
(Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))		$ 3,350,672	(1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 2.8(1)(c) of OSC Rule 13-502 Fees, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities
(See paragraph 2.8(1)(b), and if applicable, paragraph 2.8(1)(c) of the OSC Rule 13- 502 Fees)	$(2)

(Provide details of how value was determined)

Capitalization for the previous financial year	(1) + (2)	$ 256,537,547

Participation Fee		$ 29,365
(For Class 1 reporting issuers, from Appendix A of OSC Rule 13-502 Fees, select the participation fee)

(For Class 3B reporting issuers, from Appendix A.1 of OSC Rule 13-502 Fees, select the participation fee)

Late fee, if applicable
(As determined under Section 2.7 of OSC Rule 13-502 Fees)		$

Total Fee Payable
(Participation Fee plus Late Fee)		$ 29,365